STARFIELD RESOURCES INC.
NATIONAL INSTRUMENT 54-102

Dear Shareholder:

The enclosed material is being sent to you on our behalf pursuant to National Instrument 54-102 (the "Instrument") either because you have elected to receive such material, or because the nature of the Meeting requires that it be sent to you unless you have specifically waived it. In addition to receiving the enclosed material, you are also entitled to receive our interim financial statements. If you wish to receive them, please complete, sign and return the request below to Starfield Resources Inc.

Your name will then be put on the Supplemental Mailing List kept by us (or on our behalf) as required by the Instrument. You will note that by signing the request you are certifying that you are the owner of the shares in Starfield Resources Inc. Under the Instrument we are entitled to ask for that certification.

The Instrument contemplates that this election will be renewed each year in order to enable us to make sure we are only mailing interim financial statements to persons who continue to be non-registered shareholders. Accordingly, as long as your status remains the same with the custodian of your shares, you will receive a new request each year which you must complete, sign and return in order to continue receiving interim financial statements.

Yours truly,

STARFIELD RESOURCES INC.

Per:	"Glen Indra"
GLEN INDRA
Chief Executive Officer and
Chief Financial Officer

TO:	STARFIELD RESOURCES INC.
c/o Suite 420 - 625 Howe St.
Vancouver, B.C.
V6C 2T6

Please add my name to your Supplementary Mailing List kept by you in order that I might receive interim financial statements. I confirm that I am the owner of shares in Starfield Resources Inc.

Signature: __________________________________

Name: _____________________________________	Address: ___________________________________
(Please Print)